Exhibit 11.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Offering Statement, as amended, of Landa App LLC on Form 1-A of our report dated April 19, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the combined financial statements of Landa App LLC (formerly known as Landa Properties A LLC) in total and for each series of Landa App Series Group (“Series”), (collectively the “Company”) as of December 31, 2020, and for the year ended December 31, 2020 for Landa App LLC and for the period from May 19, 2020 (inception) to December 31, 2020 for the Series, which report appears in the Offering Statement, which is part of this Offering Circular. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum LLP

Marcum LLP

New York, NY

December 17, 2021